SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)*



                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
                                   -----------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
                                   Jerome Shaw
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [    ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States of America

--------------------------------------------------------------------------------
Number of             5.         Sole Voting Power                        76,279
Shares Bene-
ficially Owned        ----------------------------------------------------------
By Each
Reporting             6.       Shared Voting Power                     3,121,680
Person With           ----------------------------------------------------------

                      7.       Sole Dispositive Power                     76,279
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power                3,121,680

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,197,959

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                            (See Instructions) [ X ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         21.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer

                  Volt Information Sciences, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022


ITEM 2.

         (a)      Name of Person Filing

                  Jerome Shaw

         (b)      Address of Principal Business Office or, if none, Residence

                  Volt Information Sciences, Inc.
                  2401 North Glassell Street
                  Orange, CA 92865-2705

         (c)      Citizenship

                  United States of America

         (d)      Title of Class of Securities

                  Common Stock, par value $.10 share

         (e)      CUSIP Number

                  928703 10 7

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING Is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  |_| Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  |_|  Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  |_|    An    investment     adviser    in     accordance     with
               ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:(a) Amount Beneficially Owned: 3,197,959 shares. Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of an option held by the undersigned, which is presently exercisable in full. Such shares are considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 4,412 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan as at October 30, 1998 (the latest date as of which information concerning plan allocations is available), (ii) 24,411 shares held for the undersigned under the Company's 401(k) Savings Plan as at December 31, 1999 (the latest date as of which information concerning plan allocations is available) and (iii) 2,885,430 shares owed by the undersigned and his wife as trustees of a revocable trust for their benefit or as community property, as to which they have shared voting and investment power (pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time) and (iv) 236, 250 shares owed of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 236,250 shares.) Excludes 6,750 shares of Common Stock beneficially owned by the undersigned's wife, as to which shares the undersigned disclaims beneficial ownership.

         (b)      Percent of class:  21.2%

         (c)      Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote: 76,279.

                    (ii) Shared power to vote or to direct the vote: 3,121,680.

                    (iii) Sole power to dispose or to direct the disposition of:
                         76,279.

                    (iv) Shared power to dispose or to direct the disposition
                         of: 3,121,680.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not  applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not  applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not  applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not  applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

               Not  applicable.

ITEM 10. CERTIFICATION

               Not  applicable.

CUSIP No. 928703 10 7
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2000

                                                  /s/ Jerome Shaw
                                                  ----------------------------
                                                      Jerome Shaw